

July 30, 2020

Michael Silvestrini
Manager
Energea Portfolio 1 LLC
9 Cedar Lane
Old Saybrook, CT 06475

> **Re: Energea Portfolio 1 LLC**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed July 21, 2020**
> **File No. 024-11218**

Dear Mr. Silvestrini:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Offering Statement on Form 1-A

Exhibits

1. You filed an unsigned and undated form of opinion with your amended Form 1-A on June 5, 2020. Please file a signed and dated legality opinion as an exhibit to your offering statement. Refer to Item 17(12) of Form 1-A, Part III.

2. Please obtain and file a currently dated auditor's consent as an exhibit to your offering statement.

You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Craig Arakawa,

Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Mark Roderick, Esq.